September 11, 2024

Michael Welch
Chief Financial Officer
Asbury Automotive Group Inc.
2905 Premiere Parkway NW
Suite 300
Duluth, GA 30097

       Re: Asbury Automotive Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           Form 8-K Furnishd August 2, 2024
Dear Michael Welch:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
CDK Outage, page 28

1. In Exhibit 99.1 of your Form 8-K furnished August 2, 2024 you disclosed your estimated earnings per share for the quarter ended June 30, 2024 were negatively impacted between
       $0.95 and $1.15 diluted share by the CDK Global cyber incident. This impact appears material to you. However, we did not note similar disclosure in this Form 10-Q or whether you expect any continuing impact. To the extent material, please expand your disclosure to quantify the impact on your historical results and whether the incident is expected to continue to impact your operations and results in future periods. Refer to Item
       303 of Regulation S-K.
 September 11, 2024
Page 2
Form 8-K Furnished August 2, 2024
Exhibit 99.1
Supplemental Disclosures, page 14

2.     You present the non-GAAP measures Pro Forma Adjusted EBITDA and Pro
Forma net
       leverage ratio. Please confirm to us and disclose whether these measures are determined in accordance with the requirements of Article 11 of Regulation S-X. Also, disclose how these measures are used by management in managing and monitoring the performance of your business and the how they provide useful information to investors. Refer to
       Question 100.05 of the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures and Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services